

February 15, 2012

Via E-mail
Jerome Griffith
Chief Executive Officer, President and Director
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re:** **Tumi Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 10, 2012**
> **File No. 333-178466**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Compensation Discussion and Analysis, page 76

Determining the Amount of Each Component of Compensation, page 77

Performance-based cash bonus, page 77

1.   We note your response to comment 8 in our letter dated February 3, 2012. Please revise to describe the level of additional bonus payout earned by each of your named executive officers and how the board of directors determined the amount to pay out. For example, we note from your response letter dated February 10, 2012 that Mr. Griffith received a bonus of 55% of his base salary which represents a 15% incremental addition to his

bonus target whereas, from your summary compensation table, other NEOs appear to have earned less than an additional 15%. Your CD&A should explain how the Board determined that each NEO received the particular bonus payout that he was awarded. See Item 402(b)(1)(v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: David J. Goldschmidt
        Skadden, Arps, Slate, Meagher & Flom LLP